July 10, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Rolaine S. Bancroft

Re:	Toyota Motor Credit Corporation Toyota Auto Finance Receivables LLC Amendment No. 1 to Registration Statement on Form S-3 File Numbers 333-179826 and 333-168098

Dear Ms. Bancroft:

My firm represents Toyota Motor Credit Corporation (“TMCC”) and Toyota Auto Finance Receivables LLC (“TAFR” and, together with TMCC, the “Registrants”).  On behalf of the Registrants, and pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrants hereby request the withdrawal of the above-referenced amendment, which was filed by the Registrants on July 1, 2013.  The amendment was incorrectly filed under file numbers associated with currently effective registration statements of TMCC and TAFR (File Numbers 333-179826 and 333-168098, respectively).

The Registrants are refiling the amendment as Amendment No. 1 to the Registration Statement on Form S-3 (File Numbers 333-188672 and 333-188672-01), pursuant to a discussion with Michelle Stasny, Special Counsel in the Office of Structured Finance.  No securities have been sold in connection with the offering contemplated by the above-referenced amendment for which we are requesting a withdrawal.

If you have any further questions or comments, please contact me at (212) 705-7400.

Regards, /s/ Reed D. Auerbach Reed D. Auerbach